UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Navios Maritime Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62267102

(CUSIP Number)

Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,421,233 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,421,233 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,421,233 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(see Item 5) 18.8% (1) (2)
14	TYPE OF REPORTING PERSON* CO

(1)	Represents common units (the “Common Units”) of Navios Maritime Partners L.P. (the “Issuer”) owned by Alpha Merit Corporation (“Alpha Merit”), a wholly-owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”). In addition, the Reporting Persons (as defined herein) own 100.0% of Navios GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner has a 2.0% general partner interest in the Issuer. The Reporting Persons are the indirect beneficial owners of the General Partner’s interest in the Issuer. As of the date of this Amendment No. 4, the Reporting Persons beneficially owned 3,016,284 general partnership units.
(2)	Based on 150,814,004 partnership interests outstanding as of September 30, 2017, which includes all of the Common Units (147,797,720) and general partnership units (3,016,284) of the Issuer.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Merit Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,421,233 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,421,233 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,421,233 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.8% (1) (2)
14	TYPE OF REPORTING PERSON* CO

(1)	Represents Common Units of the Issuer owned by Alpha Merit, a wholly-owned subsidiary of Navios Holdings. In addition, the Reporting Persons (as defined herein) own 100.0% of the General Partner of the Issuer. The General Partner has a 2.0% general partner interest in the Issuer. The Reporting Persons are the indirect beneficial owners of the General Partner’s interest in the Issuer. As of the date of this Amendment No. 4, the Reporting Persons beneficially owned 3,016,284 general partnership units.
(2)	Based on 150,814,004 partnership interests outstanding as of September 30, 2017, which includes all of the Common Units (147,797,720) and general partnership units (3,016,284) of the Issuer.

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 4 (“Amendment No. 4”), and by Amendment No. 1 filed on July 20, 2011, Amendment No. 2 filed on June 20, 2012 and Amendment No. 3 filed on March 13, 2015, all other provisions of the Schedule 13D filed by the Reporting Persons on July 24, 2008 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 4 to Schedule 13D is being filed to disclose the pledging by Alpha Merit of the Common Units as described in Item 6 of this Amendment No. 4.

Item 2.	Identity and Background

This Amendment No. 4 amends Item 2(a) to the Schedule 13D by adding the following:

Amendment No. 4 is being filed by Navios Holdings and Alpha Merit (collectively, the “Reporting Persons”). Alpha Merit is the record owner of the Common Units following a transfer of the Common Units by Navios Holdings to Alpha Merit. Navios Holdings is the 100% owner of Alpha Merit. Navios Holdings may be deemed to share beneficial ownership of the Common Units reported herein.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 4 amends and restates Item 3 of the Schedule 13D by adding the following:

On March 17, 2017, Navios Holdings transferred to the Issuer its rights to the fixed 12.7% interest on a term loan to Navios Europe Inc. and working capital loans (including the respective accrued receivable interest) in the amount of $33.5 million, which included a cash consideration of $4.1 million and 13,076,923 newly issued Common Units of the Issuer.

Item 4.	Purpose of the Transaction

Item 4 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 6 of this Amendment No. 4.

Item 5.	Interest in Securities of the Issuer

This Amendment No. 4 amends and restates Items 5(a) and (b) to the Schedule 13D as set forth below:

As of November 17, 2017, Navios Holdings, through its wholly-owned subsidiary Alpha Merit, beneficially owned 28,421,233 Common Units, representing 18.8% of the outstanding partnership interests of the Issuer. In addition, the Reporting Persons beneficially own 3,016,284 general partnership units, representing 100.0% of the general partnership units, through its ownership of the General Partner. Thus, as of November 17, 2017, the Reporting Persons owned 20.8% of the outstanding units of the Issuer, including a 2.0% interest through the ownership of the General Partner. The Reporting Persons have shared voting and dispositive power in respect of these Common Units, subject to the Pledge Agreement (as discussed in Item 6 below and filed herewith).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment No. 4 amends and restates Item 6 to the Schedule 13D by adding the following:

On November 21, 2017, Navios Holdings and Navios Maritime Finance II (US) Inc., its wholly owned subsidiary (“Navios Finance” and, together with Navios Holdings, the “Co-Issuers”), completed the sale of $305.0 million in aggregate principal amount of 11.25% Senior Secured Notes due 2022 (the “Notes”).

In connection with the closing of the Notes offering, the Co-Issuers and the guarantors of the Notes and Wells Fargo Bank, National Association, as trustee (the “Trustee”) and collateral trustee (the “Collateral Trustee”), entered into the Indenture, dated as of November 21, 2017, relating to the Notes (the “Indenture”). The foregoing description of the Indenture is qualified in its entirety by reference to the full text of the Indenture incorporated by reference hereto as Exhibit 2.

Pursuant to a Pledge Agreement, dated November 21, 2017, Alpha Merit pledged and granted a security interest in 28,421,233 Common Units in favor of the Collateral Trustee for the Secured Parties (as defined therein) (the “Pledge Agreement”).

The Pledge Agreement contains default and similar provisions that are standard for such agreements. Alpha Merit has retained dividend and voting rights in the pledged Common Units during the term of the pledge absent a default.

The foregoing description of the Pledge Agreement is qualified in its entirety by reference to the full text of the Pledge Agreement, which is filed herewith as Exhibit 3.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of November 28, 2017, by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

Exhibit 2:	Indenture, dated as of November 21, 2017, by and among Navios Maritime Holdings Inc., Navios Maritime Finance II (US) Inc., the Guarantor party thereto and Wells Fargo Bank, National Association, as Trustee and Collateral Trustee (Incorporated by reference to Exhibit 99.2 to Navios Holding’s Form 6-K, filed on November 21, 2017).

Exhibit 3:	Pledge Agreement, dated as of November 21, 2017, made by Alpha Merit Corporation in favor of Wells Fargo Bank, National Association, as Collateral Trustee for the Secured Parties.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2017		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

Alpha Merit Corporation

	By:	/s/ George Achniotis
	Name:	George Achniotis
	Title	President/Director